APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ARMAGA VR, INC.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1282)	19,826.41
Total Bank Accounts	**$19,826.41**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$19,826.41**
Fixed Assets	
Accumulated Amortization	-113.00
Accumulated Depreciation	-97,835.67
Machinery & Equipment	97,835.67
Perpetual Software License	2,050.38
Total Fixed Assets	**$1,937.38**
Other Assets	
Security Deposit	1,500.00
Total Other Assets	**$1,500.00**
TOTAL ASSETS	**$23,263.79**

ARMAGA VR, INC.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	30,837.76
Square Income	41,962.12
Total Income	**$72,799.88**
Cost of Goods Sold	
Cost of Goods Sold	2,095.96
Shipping	25.50
Total Cost of Goods Sold	**$2,121.46**
GROSS PROFIT	**$70,678.42**
Expenses	
Accounting Fees	655.00
Advertising & Marketing	2,940.03
Auto Expenses	
Fuel	33.94
Parking & Toll	142.00
Total Auto Expenses	**175.94**
Bank Charges & Fees	673.04
Merchant Processing Fees	413.96
Square Fees	95.30
Total Bank Charges & Fees	**1,182.30**
Car & Truck	919.90
Insurance	350.43
Liability	761.00
Workers Compensation	388.02
Total Insurance	**1,499.45**
Interest Paid	2,106.00
Legal & Professional Services	2,856.29
Payroll & Benefits Service Provider	2,567.26
Total Legal & Professional Services	**5,423.55**
Office Supplies & Software	3,585.07
Outside Services	288.00
Payroll Expenses	
Payroll Taxes	8,805.41
Salaries and Wages	106,905.04
Total Payroll Expenses	**115,710.45**
Postage	234.15
Rent & Lease	25,661.00
Repairs & Maintenance	1,730.00
Shipping, Freight & Delivery	300.00
Taxes & Licenses	1,075.00
Telephone	409.93

ARMAGA VR, INC.

PROFIT AND LOSS
January - December 2019

	TOTAL
Travel	296.95
Air	2,455.62
Car Rental	425.75
Lodging	367.36
Total Travel	**3,545.68**
Total Expenses	**$167,441.45**
NET OPERATING INCOME	**$ -96,763.03**
Other Income	
Other Income	53.61
Total Other Income	**$53.61**
Other Expenses	
Amortization Expense	113.00
Depreciation Expense	97,835.67
Total Other Expenses	**$97,948.67**
NET OTHER INCOME	**$ -97,895.06**
NET INCOME	**$ -194,658.09**

ARMAGA VR, INC.

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
American Express Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Illinois Department of Revenue Payable	96.57
Loan	
Cabbage	16,666.66
Square Capital	0.00
Total Loan	**16,666.66**
Loan to Stockholder	0.00
Loan to/From Sharholder	0.00
Payroll Liability	0.00
Total Other Current Liabilities	**$16,763.23**
Total Current Liabilities	**$16,763.23**
Total Liabilities	**$16,763.23**
Equity	
Common Stock	227,280.10
Retained Earnings	-26,121.45
Net Income	-194,658.09
Total Equity	**$6,500.56**
TOTAL LIABILITIES AND EQUITY	**$23,263.79**

ARMAGA VR, INC.

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-194,658.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accumulated Amortization	113.00
Accumulated Depreciation	97,835.67
Accounts Payable (A/P)	0.00
American Express Credit Card (deleted)	-786.76
Illinois Department of Revenue Payable	96.57
Loan:Kabbage	16,666.66
Loan:Square Capital	0.00
Loan to/From Sharholder	-200.00
Payroll Liability	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**113,725.14**
Net cash provided by operating activities	**$ -80,932.95**
INVESTING ACTIVITIES	
Machinery & Equipment	-53,588.77
Perpetual Software License	-2,050.38
Security Deposit	-1,500.00
Net cash provided by investing activities	**$ -57,139.15**
FINANCING ACTIVITIES	
Common Stock	102,785.10
Net cash provided by financing activities	**$102,785.10**
NET CASH INCREASE FOR PERIOD	**$ -35,287.00**
Cash at beginning of period	55,112.41
CASH AT END OF PERIOD	**$19,825.41**

ARMAGA VR, INC.
Profit and Loss
January - December 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020	Total
Income													
Sales						5,863.33	10,998.64	10,349.50	11,341.00	9,416.00	5,797.00	9,515.18	63,280.65
Square Income	4,020.00	2,581.29	1,168.79			7,707.87	17,574.87	18,436.43	14,107.16	12,805.26	14,979.71	19,843.79	113,225.17
Total Income	$ 4,020.00	$ 2,581.29	$ 1,168.79	$ 0.00	$ 0.00	$ 13,571.20	$ 28,573.51	$ 28,785.93	$ 25,448.16	$ 22,221.26	$ 20,776.71	$ 29,358.97	$ 176,505.82
Cost of Goods Sold													
Job Supplies	1,780.59	5.39	839.91	-43.01	1,126.18	1,568.65	2,151.36	1,886.49	1,198.82	2,803.07	1,421.68	2,378.47	17,117.60
Shipping												24.90	24.90
Total Cost of Goods Sold	$ 1,780.59	$ 5.39	$ 839.91	-$ 43.01	$ 1,126.18	$ 1,568.65	$ 2,151.36	$ 1,886.49	$ 1,198.82	$ 2,803.07	$ 1,421.68	$ 2,403.37	$ 17,142.50
Gross Profit	$ 2,239.41	$ 2,575.90	$ 328.88	$ 43.01	-$ 1,126.18	$ 12,002.55	$ 26,422.15	$ 26,899.44	$ 24,249.34	$ 19,418.19	$ 19,355.03	$ 26,955.60	$ 159,363.32
Expenses													
Advertising & Marketing					772.99		1,116.58	1,500.00	750.00			500.00	4,639.57
Auto Expenses	1,448.68	-200.00	689.00					48.39			53.94	180.18	2,220.19
Bank Charges & Fees	246.42	134.93	22.30	72.00			25.20	28.70	49.00	70.89	51.00	349.62	1,050.06
Car & Truck		774.31	116.27			1,199.38						758.58	2,848.54
Contractors		3,445.00	400.00		2,500.00	2,780.00		182.75	121.43	60.00	2,050.00	2,181.84	13,721.02
Dues & Subscription	145.00							43.23	45.00	596.89	321.99	447.93	1,600.04
Event			199.00						60.00				259.00
Insurance	171.89	207.68	394.90	24.15	123.00	237.78	887.20	1,862.59	506.53	309.44	390.08	250.77	5,366.01
Interest Paid							283.33		279.17	1,832.61		4,163.00	6,558.11
Legal & Professional Services	278.99	282.00	2,982.50	398.00	387.00	414.00	324.99	189.00	736.00	839.00	339.00	-1,163.26	6,007.22
Meals & Entertainment			32.14			70.12	21.99	733.60	309.53	230.96	238.66	515.28	2,152.28
Office Supplies & Software	115.96	573.36	1,306.77	57.99	968.27	325.95	193.98	449.95	133.99	-378.38	711.78	465.56	4,925.18
Outside Services											19.95		19.95
Payroll Expenses	10,232.58	5,855.70	2,190.94	83.58		3,726.97	6,757.64	11,933.08	11,951.53	9,709.91	9,965.18	12,174.00	84,581.11
Postage			20.75		1.04			11.60					33.39
Reimbursable Expenses						720.00	449.00			50.00	50.00	12.00	1,281.00
Rent & Lease	3,166.78	500.00	3,608.83			760.00	1,000.00	1,278.49	2,591.73	4,368.44	381.88	2,000.00	19,656.15
Repairs & Maintenance	209.32				478.27	-238.62	70.00		99.99		50.00	400.00	1,068.96
Shipping, Freight & Delivery	4,662.22											185.96	4,848.18
Taxes & Licenses		600.00			443.34	245.00	191.69	81.34				970.00	2,531.37
Telephone	204.81		414.62	204.69	604.20	181.19					363.92		1,973.43
Travel		234.40	120.27		305.00	670.19	151.66	845.26	333.75	242.62	146.90	131.64	3,181.69
Utilities							191.78	324.32	217.06	142.49	149.08	311.60	1,336.33
Total Expenses	$ 20,882.65	$ 12,407.38	$ 12,498.29	$ 840.41	$ 6,583.11	$ 11,091.96	$ 11,665.04	$ 19,512.30	$ 18,184.71	$ 18,074.87	$ 15,283.36	$ 24,834.70	$ 171,858.78
Net Operating Income	-$ 18,643.24	-$ 9,831.48	-$ 12,169.41	-$ 797.40	-$ 7,709.29	$ 910.59	$ 14,757.11	$ 7,387.14	$ 6,064.63	$ 1,343.32	$ 4,071.67	$ 2,120.90	-$ 12,495.46
Other Income													
Other Income				3,000.00									3,000.00
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 3,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 3,000.00
Other Expenses													
Amortization Expense												684.00	684.00
Depreciation Expense												5,542.75	5,542.75
Total Other Expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 6,226.75	$ 6,226.75
Net Other Income	$ 0.00	$ 0.00	$ 0.00	$ 3,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 6,226.75	-$ 3,226.75
Net Income	-$ 18,643.24	-$ 9,831.48	-$ 12,169.41	$ 2,202.60	-$ 7,709.29	$ 910.59	$ 14,757.11	$ 7,387.14	$ 6,064.63	$ 1,343.32	$ 4,071.67	-$ 4,105.85	-$ 15,722.21

ARMAGA VR, INC.
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
Checking (1282)		11,061.37
Checking (RES) 1100		13,784.00
Expensify Clearing Account		0.00
Total Bank Accounts	**$**	**24,845.37**
Accounts Receivable		
Accounts Receivable (A/R)		6,250.00
Total Accounts Receivable	**$**	**6,250.00**
Other Current Assets		
Prepaid Interest		2,597.24
Undeposited Funds		0.00
Total Other Current Assets	**$**	**2,597.24**
Total Current Assets	**$**	**33,692.61**
Fixed Assets		
Accumulated Amortization		-797.00
Accumulated Depreciation		-103,378.42
Machinery & Equipment		103,379.42
Perpetual Software License		2,050.38
Total Fixed Assets	**$**	**1,254.38**
Other Assets		
Security Deposit		1,000.00
Total Other Assets	**$**	**1,000.00**
TOTAL ASSETS	**$**	**35,946.99**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		0.00
Total Accounts Payable	**$**	**0.00**
Credit Cards		
Expensify Card Liability Account		0.00
Total Credit Cards	**$**	**0.00**
Other Current Liabilities		
EIDL Loan		8,600.00
Illinois Department of Revenue Payable		9.39
Loan		
Kabbage		0.00
Loan from Bridgette		12,873.25
Square Capital		0.00

Total Loan		$	12,873.25
Loan to Stockholder			0.00
Loan to/From Sharholder			0.00
Payroll Liability			0.00
PPP Loan			23,166.00
Sales Tax Payables			0.00
Square Gift Card			520.00
Total Other Current Liabilities		$	45,168.64
Total Current Liabilities		$	45,168.64
Total Liabilities		$	45,168.64
Equity			
Common Stock			227,280.10
Retained Earnings			-220,779.54
Net Income			-15,722.21
Total Equity		-$	9,221.65
TOTAL LIABILITIES AND EQUITY		$	35,946.99

Tuesday, Mar 02, 2021 05:23:47 PM GMT-8 - Accrual Basis

ARMAGA VR, INC.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,822.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-6,250.00
Prepaid Interest	-2,597.24
Accumulated Amortization	684.00
Accumulated Depreciation	5,542.75
Expensify Card Liability Account	0.00
Illinois Department of Revenue Payable	-87.18
Loan:Kabbage	-16,666.66
Loan:Loan from Bridgette	12,873.25
Loan:Square Capital	0.00
PPP Loan	23,166.00
Sales Tax Payables	0.00
Square Gift Card	520.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,184.92**
Net cash provided by operating activities	**$1,362.71**
INVESTING ACTIVITIES	
Machinery & Equipment	-5,542.75
Security Deposit	500.00
Net cash provided by investing activities	**$ -5,042.75**
FINANCING ACTIVITIES	
EIDL Loan	8,700.00
Net cash provided by financing activities	**$8,700.00**
NET CASH INCREASE FOR PERIOD	**$5,019.96**
Cash at beginning of period	19,825.41
CASH AT END OF PERIOD	**$24,845.37**

I, Archibald Thompson, certify that:

1. The financial statements of ARMAGA VR INCORPORATED included in this Form are true and complete in all material respects; and
2. The tax return information of ARMAGA VR INCORPORATED included in this Form reflects accurately the information reported on the tax return for ARMAGA VR INCORPORATED for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _Archibald Thompson_

Name: Archibald Thompson

Title: CEO